Exhibit 99.1
Avago Technologies Announces
First Quarter Fiscal 2007 Financial Results
SAN JOSE, Calif., — March 6, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its first fiscal quarter, ended Jan. 31, 2007. These results, as well as those of the previous quarter, exclude revenue and expenses for the CMOS Image Sensor business, which was sold in December 2006.
First Quarter 2007 GAAP Results
Net revenue was $384 million, compared with $401 million in the previous quarter. Increased penetration, primarily in the wired infrastructure market, partially offset normal seasonal softness, resulting in the 4 percent sequential decline in sales.
Gross margin of $113 million improved sequentially by 250 basis points to 29 percent of revenue. Total operating expenses of $125 million declined from $147 million in the previous quarter which included a charge of $21 million related to a legal settlement.
Net income was $6 million, which includes a $49 million gain related to the previously announced divestiture, and compares with a net loss of $78 million in the fourth quarter.
Cash balances of $240 million at the end of January declined $32 million from the previous quarter, reflecting year-end and legal settlement payments.
First Quarter 2007 Non-GAAP Results
Gross margin on a non-GAAP basis of $143 million was 37 percent of revenue, representing a 630 basis points increase over the fourth quarter. Better yields and improved manufacturing costs absorption, combined with lower inventory charges and a richer revenue mix, were the main factors for the sequential improvement. Non-GAAP operating expenses were $100 million versus $116 million in the prior quarter, fully reflecting the costs savings inherent with the newly established corporate infrastructure.
Net income on a non-GAAP basis rose to $12 million and Adjusted EBITDA jumped to $74 million, driven by the significant improvement in operating results.
“Our first quarter results represent good performance in a period of soft demand in the overall semiconductor market,” said Hock E. Tan, president and CEO of Avago Technologies. “During the first quarter, we took steps to reduce overhead costs and expand the use of manufacturing outsource providers. This expansion will further add flexibility in our cost structure and enable us to adapt faster to the cyclical trends in our industry.”
First Quarter Financial Results Conference Call
Avago Technologies will host a conference call to review the financial results for its first quarter of fiscal 2007 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (973) 321-1024 approximately 10 minutes prior to the start of the call. A replay will be available until Midnight Pacific Time Tuesday, March 13, 2007. To access the replay, dial (973) 341-3080 (pass code: 8471975). A transcript of the formal remarks will also be available upon request to jim@summitirgroup.com.

Avago Technologies Reports First Quarter Fiscal 2007 Financial Results
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses on a non-GAAP basis. This non-GAAP earnings information excludes stock based compensation expense, amortization of intangibles and unusual items and their related tax effects. Avago believes this non-GAAP earnings information provides more meaningful insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the tables below.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. With a global employee presence, Avago provides an extensive range of analog, mixed-signal and optoelectronic components and subsystems to more than 40,000 customers. The Company’s products serve four end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. It is recognized for providing high-quality products along with strong customer service. Avago’s heritage of technical innovation dates back 40 years to its Agilent/Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
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Safe Harbor Statement
This announcement and supporting materials may contain “forward-looking statements,” which address our expected future business and financial performance, and typically contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our continued dependence on outsourced service providers for certain key business services; our competitive performance and ability to continue achieving design wins with our customers; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. These uncertainties may cause our actual future results to be materially different than those we express in our forward-looking statements; accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
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Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Three months ended
	January 31,	October 31,
	2007	2006
Net revenue	$384	$401
Costs and expenses:
Cost of products sold:
Cost of products sold	242	277
Amortization of intangible assets	15	15
Restructuring charges	14	1

Total cost of products sold	271	293
Research and development	51	50
Selling, general and administrative	58	67
Amortization of intangible assets	8	8
Restructuring charges	8	1
Litigation settlement	—	21

Total costs and expenses	396	440

Loss from operations	(12)	(39)
Interest expense	29	29
Other income, net	1	4

Loss from continuing operations before income taxes	(40)	(64)
Provision for income taxes	3	—

Loss from continuing operations	(43)	(64)
Income(loss) and gain from discontinued operations, net of income taxes	49	(14)

Net income (loss)	$6	$(78)

The above EXCLUDE the results of the Image Sensor business for all periods presented.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) — UNAUDITED
(IN MILLIONS, except percentages)

	Three months ended
	January 31,	October 31,
	2007	2006
Net revenue	$384	$401
Gross margin	$143	$124
% of net revenue	37%	31%
Research and development	$51	$50
Selling, general and administrative	$49	$66

Total operating expenses	$100	$116
% of net revenue	26%	29%
Income from operations	$43	$8
Interest expense	$29	$29
Net income (loss)	$12	$(17)
The financial summary excludes amortization of intangibles, stock based compensation (including the adoption of FAS123R at the beginning of fiscal 2007), discontinued operations, restructuring, and litigation settlement.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP — UNAUDITED
(IN MILLIONS)

	Three months ended
	January 31,	October 31,
	2007	2006

Net income (loss) on GAAP basis	$6	$(78)

Amortization of acquisition-related intangibles
Cost of products sold	15	15
Operating Expenses	8	8

	23	23

Stock compensation expense
Cost of products sold	1	—
Operating Expenses	9	1

	10	1

Litigation settlement
Cost of products sold	—	—
Operating Expenses	—	21

	—	21

Restructuring charges
Cost of products sold	14	1
Operating Expenses	8	1

	22	2

Discontinued operations	(49)	14

Net income (loss) on Non-GAAP basis	$12	$(17)

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding stock-based compensation, amortization of intangibles, discontinued operations and unusual items. This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance between periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME(LOSS) TO EBITDA AND ADJUSTED EBITDA — UNAUDITED
(IN MILLIONS)

	Three months ended
	January 31,	October 31,
	2007	2006

Net income (loss)	$6	$(78)
Interest expense, net	29	29
Income taxes	3	—
Depreciation and amortization expense	45	49

EBITDA	83	—

Restructuring charges	22	2
Purchase accounting adjustments	5	5
Transition Service Agreement Payments	—	2
Stock-based compensation	10	1
Unusual or non-recurring charges	3	32
Discontinued Operations	(49)	14

Adjusted EBITDA	$74	$56

EBITDA represents net income(loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income(loss), as that term is defined under GAAP, and should not be considered as an alternative to net income(loss) as an indicator of our operating performance. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	January 31,	October 31,
	2007	2006

ASSETS

Current assets:
Cash and cash equivalents	$240	$272
Trade accounts receivable, net	176	187
Inventory	166	169
Other current assets	44	34

Total current assets	626	662
Property, plant and equipment, net	403	417
Goodwill	116	116
Intangible assets, net	937	973
Other long-term assets	42	49

Total assets	$2,124	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$136	$165
Accrued interest	19	38
Employee compensation and benefits	42	68
Income taxes payable	6	15
Capital lease obligations — current	2	3
Other current liabilities	37	62

Total current liabilities	242	351

Long-term liabilities:
Long-term debt	1,000	1,000
Capital lease obligations — non-current	5	4
Other long-term liabilities	30	31

Total liabilities	1,277	1,386

Shareholder’s equity:
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on January 31, 2007 and October 31, 2006	1,068	1,058
Accumulated deficit	(221)	(227)

Total shareholder’s equity	847	831

Total liabilities and shareholder’s equity	$2,124	$2,217

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Three Months Ended
	January 31,	October 31,
	2007	2006

Cash flows from operating activities:
Net Income (loss)	$6	$(78)

Adjustments to reconcile net income(loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	45	51
Amortization of debt issuance costs	1	1
Gain on sale of business	(48)	—
Loss on sale of property, plant and equipment	—	4
Share-based compensation	10	1
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	11	8
Inventory, net	3	9
Accounts payable	(29)	3
Employee compensation and benefits	(25)	4
Income taxes payable	(9)	8
Other current assets and current liabilities	(47)	72
Other long-term assets and long-term liabilities	6	2

Net cash (used in)provided by operating activities	(76)	85

Cash flows from investing activities:
Purchase of property, plant and equipment	(11)	(12)
Proceeds from disposition of business	55	—

Net cash (used in)provided by investing activities	44	(12)

Cash flows from financing activities:
Payment on capital lease obligation	—	(1)

Net cash (used in)provided by financing activities	—	(1)

Net increase (decrease) in cash and cash equivalents	(32)	72
Cash and cash equivalents at the beginning of period	272	200

Cash and cash equivalents at end of period	$240	$272